SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

BARRA, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.0001 PER SHARE

(Title of Class of Securities)

068313-10-5

(CUSIP Number)

Martin M. Cohen
Morgan Stanley
1585 Broadway
New York, NY 10036
Tel No.: (212) 762-7292

with a copy to:

John A. Bick
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017
Tel No.: (212) 450-4350

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 5, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

Page 1 of 10 Pages

CUSIP No. 068313-10-5	13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Morgan Stanley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION DE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,464,769
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,464,769
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.5% (as of March 31, 2004)
14	TYPE OF REPORTING PERSON CO, IA

CUSIP No. 068313-10-5	13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Morgan Stanley Risk Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION DE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,464,769
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,464,769
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.5% (as of March 31, 2004)
14	TYPE OF REPORTING PERSON CO

   Item 1. Security and Issuer.

     The class of equity securities to which this statement relates is the common stock, $.0001 par value per share (the “Common Stock”), of Barra, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2100 Milvia Street, Berkeley, California 94704-1113.

   Item 2. Identity and Background.

     This Schedule 13D is being filed jointly on behalf of Morgan Stanley, a Delaware corporation (“Buyer”), and Morgan Stanley Risk Holdings, Inc., a Delaware corporation (“Merger Subsidiary”, and together with Buyer, the “Reporting Persons”). The address of the principal business and the principal office of each of the Reporting Persons is 1585 Broadway, New York, New York 10036. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Buyer and Merger Subsidiary are set forth on Schedules A and B, respectively.

     Buyer is a global financial services firm that maintains leading market positions in each of its business segments – Institutional Securities, Individual Investor Group, Investment Management and Credit Services. Merger Subsidiary is a wholly-owned subsidiary of Buyer.

     Except as disclosed in Buyer’s most recent Form 10-K filed on February 25, 2004, which filing is incorporated herein by reference, during the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedules A and B attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   Item 3. Source and Amount of Funds or Other Consideration.

      Inapplicable. See Item 4 below.

   Item 4. Purpose of Transaction.

     Buyer has entered into an Agreement and Plan of Merger dated as of April 5, 2004 (the “Merger Agreement”) among the Issuer, Buyer and Merger Subsidiary. Pursuant to the Merger Agreement and as soon as practicable after satisfaction of certain conditions set forth therein, Merger Subsidiary will merge with and into Issuer (the “Merger”), after which Issuer will become a wholly-owned subsidiary of Buyer, and Buyer will acquire all of the outstanding Common Stock in exchange for cash consideration.

     In connection with the execution of the Merger Agreement, Buyer has entered into a Voting and Support Agreement, dated as of April 5, 2004 (the “Voting Agreement”) among Buyer, Merger Subsidiary, Dr. Andrew Rudd and Mr. Kamal Duggirala (each of Dr. Rudd and Mr. Duggirala, a “Stockholder”), pursuant to which each such Stockholder has agreed to vote all Common Stock beneficially owned by such Stockholder (the “Shares”) to approve and adopt the Merger Agreement, the Merger and all agreements related to the Merger and any actions related thereto. The Voting Agreement terminates upon any termination of the Merger Agreement.

     Each Stockholder has also agreed pursuant to the Voting Agreement that it will not vote any Shares in favor of the approval of any (i) third party acquisition proposal, (ii) reorganization, recapitalization, liquidation or winding-up of the Issuer or any other extraordinary transaction involving the Issuer, (iii) corporate action the consummation of which would frustrate the purposes, or prevent or delay the consummation, of the transactions contemplated by the Merger Agreement or (iv) other matter relating to, or in connection with, any of the foregoing matters. Each Stockholder has granted a proxy appointing Buyer as the Stockholder’s attorney-in-fact and proxy, with full power of substitution, for and in the Stockholder’s name, to vote, express, consent or dissent, or otherwise to utilize such voting power in the manner contemplated above as Buyer or its proxy or substitute shall, in Buyer’s sole discretion, deem proper with respect to the Shares.

     Each Stockholder has also agreed pursuant to the Voting Agreement not to, without the prior written consent of Buyer, directly or indirectly, (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Shares or (ii) acquire, sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect acquisition or sale, assignment, transfer, encumbrance or other disposition of, any Shares during the term of the Voting Agreement (except under certain limited circumstances).

     A copy of each of the Voting Agreement and Merger Agreement are attached hereto as Exhibits 1 and 2, respectively, and are incorporated herein by reference.

   Item 5. Interest in Securities of the Issuer.

  (a) For the purposes of Rule 13d-3 promulgated under the Exchange Act, the Reporting Persons may be deemed to beneficially own the Shares identified in Item 4, which number 4,464,769 in the aggregate. This number includes options exercisable within 60 days held by Mr. Kamal Duggirala to purchase 583,376 shares of Common Stock. The Shares represent approximately 23.5% of the Common Stock outstanding as of March 31, 2004. The Reporting Persons disclaim beneficial ownership of the Shares.

  (b) The Reporting Persons may be deemed to share voting power with the Stockholders identified in Item 4 with respect to the 4,464,769 Shares. For information with respect to Dr. Andrew Rudd, see Amendment No. 12 to Schedule 13G, filed on February 5, 2004 by the Issuer, which filing is incorporated herein by reference. For information with respect to Mr. Kamal Duggirala, see Amendment No. 2 to Schedule 13G, filed on February 5, 2004 by the Issuer, which filing is incorporated herein by reference.

  (c) Neither of the Reporting Persons has effected any transaction in the Common Stock during the past sixty days.

  (d) Each of the Stockholders identified in Item 4 has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares.

  (e) Inapplicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      See response to Item 4.

   Item 7. Material to be Filed as Exhibits.

     Exhibit 1: Voting and Support Agreement, dated as of April 5, 2004 among Buyer, Merger Subsidiary and each of the Stockholders.

     Exhibit 2: Agreement and Plan of Merger dated as of April 5, 2004 among the Issuer, Buyer and Merger Subsidiary.

     Exhibit 3: Joint Filing Agreement dated as of April 14, 2004 between Buyer and Merger Subsidiary.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     April 14, 2004

MORGAN STANLEY

By:	/s/ Martin M. Cohen

	Name:	Martin M. Cohen
	Title:	Assistant Secretary and Counsel

MORGAN STANLEY RISK HOLDINGS, INC.

By:	/s/ Martin M. Cohen

	Name:	Martin M. Cohen
	Title:	Vice President and Secretary

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF BUYER

     The names of the Directors and the names and titles of the Executive Officers of Buyer and their principal occupations are set forth below. The business address of each of the Directors or Executive Officers is that of Buyer at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Buyer and each individual is a United States citizen.

Name	Title and/or Principal Occupation
Philip J. Purcell	Chairman of the Board and Chief Executive Officer
Stephan F. Newhouse	President
Robert F. Bauman	Retired; former Chief Executive Officer of Smithkline Beecham plc
John E. Jacob	Executive Vice President – Global Communications of Anheuser-Busch Companies, Inc.
C. Robert Kidder	Chairman of the Board of Borden Chemical, Inc.
Charles F. Knight	Chairman of the Board of Emerson Electric Co.
John W. Madigan	Retired; former Chairman of the Board and Chief Executive Officer of Tribune Company
Miles L. Marsh	Retired; former Chairman of the Board and Chief Executive Officer of Fort James Corporation
Robert G. Scott	Retired; former President and COO of Morgan Stanley
Michael A. Miles	Special Limited Partner in Forstmann Little and Co.
Laura D’Andrea Tyson	Dean of the London Business School
Klaus Zumwinkel*	Chairman of the Board, Deutsche Post AG
David H. Sidwell	Chief Financial Officer
Stephen S. Crawford	Executive Vice President and Chief Administrative Officer
Donald G. Kempf, Jr.	Executive Vice President, Chief Legal Officer and Secretary
Tarek F. Abdel-Meguid	Head of Worldwide Investment Banking Division
Zoe Cruz	Head of Worldwide Fixed Income Division
John P. Havens	Head of Worldwide Institutional Equity Division
Roger C. Hochschild	President and COO, Discover Financial Services

* Citizen of Germany.

Mitchel M. Merin	President and COO, Investment Management
David W. Nelms	Chairman and CEO, Discover Financial Services
Vikram S. Pandit	President and COO, Institutional Securities Group
Joseph R. Perella	Chairman of Institutional Securities Group
John H. Schaefer	President and COO, Individual Investor Group

SCHEDULE B

DIRECTORS AND EXECUTIVE OFFICERS OF MERGER SUBSIDIARY

     The names of the Directors and the name and title of the Executive Officer of Merger Subsidiary and their principal occupations are set forth below. The business address of each of the Directors and the Executive Officer is that of Merger Subsidiary at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each individual is a United States citizen.

Name	Title and/or Principal Occupation
Henry A. Fernandez	President of Merger Subsidiary; President and Chief Executive Officer of Morgan Stanley Capital International
Frederick W. Bogdan	General Counsel of Morgan Stanley Capital International
Allen P. Heery*	Chief Financial Officer of Morgan Stanley Capital International

* Citizen of Republic of Ireland.